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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

MAR 04 2010

Washington, DC

SEC FILE NUMBER
8- 67403

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009* (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Setter Capital Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

272 Avenue Rd ~~[illegible]~~
(No. and Street)

Toronto (City) Ontario (State) CANADA M4V2G7 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter McGrath 416-964-9555
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Parker Simone LLP
(Name – *if individual, state last, first, middle name*)

129 Lakeshore Rd East (Address) Mississauga (City) Ontario (State) L5G 1E5 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☑ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Peter McGrath, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Setter Capital Inc, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Murray Gordon Roulston

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Setter Capital Inc.

(SEC I.D. No. 8 - 67403)

Statement of Financial Condition

(Expressed in U.S. Dollars)

As at December 31, 2009

Filed pursuant to Rule 17a(5)(e)(3) under
the Securities Exchange Act of 1934
as a **PUBLIC DOCUMENT**

parker simone LLP

Chartered Accountants

129 Lakeshore Road East

Suite 201 Mississauga Ontario

L5G 1E5

T 905 271.7977

F 905 271.7677

Independent Auditors' Report

To the Director of
Setter Capital Inc.

We have audited the accompanying statement of financial condition of Setter Capital (the "Company") as at December 31, 2009 that your are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Setter Capital Inc. as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

parker simone LLP

Mississauga, Canada
February 22, 2010

Chartered Accountants,
Licensed Public Accountants

Setter Capital Inc.

Statement of Financial Condition
(Expressed in U.S. Dollars)

As at December 31, 2009

Assets		
Current Assets		
Cash	$	10,916,895
Accounts receivable		1,934,090
Prepaid expenses		10,645
		12,861,630
Capital Assets, net of $3,087 accumulated amortization		4,259
	$	12,865,889
Liabilities		
Current Liabilities		
Accounts payable and accrued liabilities *(Note 7)*	$	9,068,847
Income taxes payable		594,624
Due to Shareholder		942
		9,664,413
Stockholder's Equity		
Capital Stock *(Note 5)*		81,450
Retained Earnings		3,120,026
		3,201,476
	$	12,865,889

Commitments *(Note 6)*
Subsequent Events *(Note 10)*

See accompanying notes to financial statements

Setter Capital Inc.

Notes to Statement of Financial Condition

As at December 31, 2009

1. Organization

Setter Capital Inc. (the "Company") was incorporated on January 31, 2006 under the Ontario Business Corporation Act.

The Company is a registered broker and dealer in securities under the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), and the Securities Investor Protection Corporation. The Company computes its regulatory net capital under the basic method of Securities and Exchange Commission ("SEC") Uniform Net Capital Rule 15c3-1. The Company's primary source of revenue is concession fees earned as intermediary from successful investment banking transactions.

The Company's office is in Toronto, Canada.

2. Summary of Significant Accounting Policies

Basis on Presentation

The Company maintains its financial records in United States dollars. These financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America. The significant accounting policies are as follows:

(a) Revenue Recognition

Concession fees are earned from successful investment banking intermediary transactions of non-registered customer investments. Concession fees earned from providing these advisory services are contingent upon the success of the services provided, and are recorded upon successful completion of a transaction.

Interest revenue is recorded on the accrual basis of accounting as earned. Other revenue consists of foreign exchange gains.

(b) Cash

Cash consists of cash on deposit and highly liquid investments purchased with a maturity of three months or less, that are not held for sale in the ordinary course of business.

The majority of cash is maintained with a major financial institution in Canada. Deposits with this back may exceed the amount of insurance provided on such deposits. Generally these deposits may be redeemed upon demand and, therefore, bear minimal credit risk.

Setter Capital Inc.

Notes to Statement of Financial Condition

As at December 31, 2009

2. **Summary of Significant Accounting Policies** (Continued)

(c) Accounts Receivables

Accounts receivable consists primarily of trade receivables for concession fees earned as intermediary from successful investment banking transactions. The Company regularly reviews its accounts receivable for any bad debts. The review for bad debts is based on an analysis of the Company's collection experience, customer credit worthiness, and current economic trends. Based on management's review of accounts receivable, no allowance for doubtful accounts is considered necessary at December 31, 2009.

(d) Capital Assets

Capital assets are recorded at cost. Amortization is derived using the declining balance method at rates calculated to write-off the assets over their estimated useful lives, typically three to five years.

(e) Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax base. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the year that includes the date of enactment.

(f) Translation of Foreign Currency

Monetary assets and liabilities related to foreign currency transactions are translated into U.S. dollars at the exchange rates in effect at the balance sheet date.

Non-monetary assets and liabilities related to foreign currency transactions and revenue and expenses related to foreign currencies are translated into U.S. dollars at the exchange rates prevailing at the transaction dates.

Gains or losses resulting from foreign currency translation are included in net income.

(g) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United State of America required management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

Setter Capital Inc.

Notes to Statement of Financial Condition

As at December 31, 2009

3. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Under SEC Rule 15c3-1, the Company is required to maintain minimum net capital and an allowance ratio of aggregate indebtedness to net capital, as defined under this Rule shall not exceed 15 to 1. Under the basic method, the Company is required to maintain minimum net capital, as define, equal to the greater of $5,000 and 6.67% of aggregate indebtedness. At December 31, 2009, the Company had net capital of approximately $1,012,581, which is $368,287 in excess of the required minimum net capital of $644,294. The Company's net capital ratio of aggregate indebtedness to net capital was 9.54 to 1.

FINRA, the Company's designated self-regulatory organization, has certain additional capital requirements which provide that equity capital may not be withdrawn nor may cash dividends be paid if the resulting net capital would be less than the greater of 5% of the calculated aggregate debits and 120% of required minimum net capital.

4. Capital Stock

			2009		2008
Authorized	Unlimited number of common shares				
Issued	1,000 common shares	**$**	**81,450**	$	81,450

5. Lease Commitments

Under the terms of a lease agreement, the Company will be required to make annual rental payments as follows:

2010	**$**	**21,350**
2011		**21,600**
2012		**14,400**
Total	**$**	**57,350**

Setter Capital Inc.

Notes to Statement of Financial Condition

As at December 31, 2009

6. Related Party Transactions

The Company's shareholder owns 90% of PTM Capital Inc., a Canadian company in the business of providing research for financial institutions involved in private equity, and controls 100% of McGrath Brothers Holdings Inc., an inactive Canadian company involved in the franchise business. There were no transactions with these companies in the year ended December 31, 2009.

The Company's shareholder and director uses his personal credit card for facilitating company transactions and this forms part of the shareholder loans to the Company totalling $942 (2008 - $49,907). The Company employs the sole shareholder's brother and there is a contractual formula based bonus accrued to the brother in accounts payable and accrued liabilities of $1,951,127 (2008 - $450,000). These amounts were not necessarily indicative of amounts and terms that would have been incurred had comparable transactions been entered into with independent parties.

There are no other related party transactions.

7. Financial Instruments

Fair Values
The carrying amount of accounts receivables, accounts payable and accrued liabilities and due to shareholder approximates their fair value because of their short-term demand nature or imminent maturity.

Credit Risk Management
The Company is exposed to credit risk on the accounts receivable from its customers. The credit risk is mitigated as all amounts are due and paid immediately following the transaction from which the revenue arises and because all transactions involve large well established financial institutions.

Currency Risk
The Company realized approximately 21% of its sales in foreign currency. Consequently, some concession revenues are exposed to foreign exchange fluctuations. As at December 31, 2009, the Company has Euros equivalent to $2,916,046 US dollars converted using December 31, 2009 exchange rates.

The Company pays taxes in Canadian dollars. Consequently, tax liabilities are exposed to foreign exchange fluctuations. As at December 31, 2009, the Company had a Canadian dollar income tax payable equivalent to $594,624 US dollars converted using December 31, 2009 exchange rates.

Setter Capital Inc.

Notes to Statement of Financial Condition

As at December 31, 2009

8. Income Taxes

The Company files a stand alone tax return in Canada. The Company pays income taxes provided at the statutory combined federal and provincial income tax rate of 33.0% based on income allocable to Canada. As a Canadian controlled private corporation, the Company is eligible for the Canadian small business deduction rate of 16.5% on the first CAD $500,000 of taxable income.

In June 2006, the FASB issued FASB Interpretation No. 48 ("FIN 48"), Accounting for *Uncertainty in Income Taxes*, and interpretation of FASB Statement No. 109. FIN 48 applies to all tax positions accounted for in accordance with FASB Statement No. 109. FIN 48 is effective for the Company commencing the year ended December 31, 2009. The Company has assessed the impact of FIN 48 and determined there is no material impact on its financial condition or results of operations.

9. Subsequent Events

In accordance with implementing ACS 855/ SFAS No. 165, "Subsequent Events" as of January 1, 2009. The Company evaluated subsequent events through to February 22, 2010, the date the financial statements were issued. Management noted no material subsequent events requiring recognition on disclosure in the Company's financial statements.